Exhibit 12

John Deere Capital Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(thousands of dollars)

	2006	2005	2004	2003	2002

Earnings:

Income before income taxes and changes in accounting	$442,707	$424,850	$410,621	$427,940	$370,972

Fixed charges	732,182	480,077	334,521	367,223	382,547

Total earnings	$1,174,889	$904,927	$745,142	$795,163	$753,519

Fixed charges:

Interest expense	$726,913	$473,204	$327,451	$360,127	$374,883

Rent expense	5,269	6,873	7,070	7,096	7,664

Total fixed charges	$732,182	$480,077	$334,521	$367,223	$382,547

Ratio of earnings to fixed charges *	1.60	1.88	2.23	2.17	1.97

“Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense under capitalized leases which is deemed to be representative of the interest factor and rental expense under operating leases.

*     The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

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